Corning Incorporated	Corning, NY 14831	t 607-974-9000 www.corning.com

Confidential treatment requested by Corning Incorporated

GLW-001

[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. §200.83)

April 10, 2026

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Melissa Gilmore and Kevin Woody

Re:	Corning Incorporated
Form 10-Q for the Period Ended March 31, 2025
Filed May 2, 2025
File No. 001-03247

Dear Ms. Gilmore and Mr. Woody:

We are responding to the comment from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated February 26, 2026 to Mr. Edward Schlesinger of Corning Incorporated (the “Company”, “Corning”, “we” or “our”), relating to the above-referenced filing and the Company’s prior response letters dated (i) June 20, 2025 in response to the Staff’s letter dated June 9, 2025, (ii) July 14, 2025 in response to the Staff’s letter dated July 1, 2025, and (iii) September 25, 2025 in response to Staff’s letter dated August 27, 2025. The Staff’s comment is set forth below in bold, followed by our related response.

All terms used but not defined herein have the meanings assigned to such terms in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 or the Company's prior response letters, as applicable.

Pursuant to 17 C.F.R. §200.83 (“Rule 83”), the Company requests confidential treatment for certain portions of this letter that have been redacted from the version filed via the SEC’s EDGAR system and marked with “[***] - INFORMATION OMITTED AND PROVIDED UNDER SEPARATE COVER TO THE STAFF PURSUANT TO RULE 83 (17 C.F.R. §200.83),” and that such information be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552. An unredacted version of this letter is being provided to the SEC under a separate cover along with the request for confidential treatment under Rule 83.

Response Letter dated February 26, 2026

Response to Comment 1

1.	We note your response to prior comment 1 regarding the constant-currency adjustment made in calculating your non-GAAP core performance measures. We also note that this

Corning Incorporated	Corning, NY 14831	t 607-974-9000 www.corning.com

Confidential treatment requested by Corning Incorporated

GLW-002

[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. §200.83)

adjustment is based on long-term management-determined rates, which are closely aligned with your hedging instrument rates. Please revise to remove this non-GAAP adjustment as it appears to be inconsistent with Rule 100(b) of Regulation G.

The Company has engaged in an extensive written and verbal dialogue with the Staff regarding the constant-currency adjustment used in calculating its non-GAAP core performance measures, which utilizes core rates derived from the weighted average of the Company’s hedge rates. The Company believes this adjustment has provided, and continues to provide, meaningful supplemental information to investors by illustrating operating performance within a stable currency environment similar to the environment established by the Company’s foreign currency risk management program.

However, the Company has considered the perspective communicated by the Staff during our ongoing discussions regarding the presentation of the constant-currency adjustment, specifically the Staff’s view that applying hedge-derived rates to total foreign currency exposure, where hedge coverage may be less than 100% could be inconsistent with Rule 100(b) of Regulation G. While the Company respectfully maintains that its presentation was not designed or intended to suggest that all foreign currency exposures were fully hedged, in future filings the Company will no longer use this non-GAAP adjustment.

Accordingly, as discussed with the Staff during a call on March 19, 2026, in future filings the Company will use a new non-GAAP adjustment as described and set forth in further detail below.

Proposed New Presentation

The Company continues to believe that it is useful to provide meaningful supplemental information to investors illustrating operating performance within the environment established by the Company’s foreign currency risk management program. The proposed new presentation will include a new non-GAAP adjustment for hedged exposures. In calculating its adjustment for hedged exposures, the Company will apply its hedge rates only to the hedged portion of its foreign currency exposure. The remaining unhedged portion will not be adjusted and will continue to be reflected at the exchange rates used in the Company's GAAP results during the reporting period. This results in non-GAAP core performance measures that include an adjustment for the hedged foreign currency exposure measured at hedge rates (the “hedged component”) and will not include an adjustment for the unhedged foreign currency exposure (the “unhedged component”), which remains fully reflected in such core measures in the same manner it is reflected in the most directly comparable GAAP measure. The unhedged component is measured in accordance with ASC 830 and remains in the base GAAP numbers. Management believes the adjustment for hedged exposures provides investors with useful supplemental information regarding operating performance that is aligned with the environment established by the Company's foreign currency risk management program while providing transparency regarding the extent to which foreign currency exchange rate movements are mitigated by that program.

The Company believes that this new presentation is responsive to the Staff’s concerns regarding Rule 100(b) of Regulation G. By limiting application of the adjustment to the hedged component and not adjusting the unhedged component, the revised presentation more precisely aligns the non-GAAP methodology with the scope of the Company's hedging program, consistent with the Company's existing disclosure that it may not be 100% hedged.

Corning Incorporated	Corning, NY 14831	t 607-974-9000 www.corning.com

Confidential treatment requested by Corning Incorporated

GLW-003

[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. §200.83)

In addition to disclosure explaining the new presentation, in future filings, the Company will separately disclose, for each relevant foreign currency, the portion of underlying foreign currency exposure that is hedged under the Company's foreign currency risk management program for the period presented. As a result, the new presentation will include enhanced disclosure regarding the percentage of exposure hedged by currency, providing investors with direct visibility into the extent of hedge coverage, which underlies the new adjustment for hedged exposures.

The treatment of other hedging-related adjustments in our core performance measures, including translation gains or losses on foreign-denominated debt and translated earnings contract gains or losses, remains consistent with prior practice. Specifically, the realized and unrealized gains or losses from our derivative and non-derivative hedging instruments are excluded from our core performance measures in our GAAP to core reconciliation because the adjustment for hedged exposures already reflects the underlying currency rates related to these instruments. This ensures that the impact of these items is reflected only once and that there is no double counting between the adjustment for hedged exposures and these items.

For the Staff’s reference, pro forma example disclosure regarding the new presentation reflecting the Company’s proposed new adjustment is attached as Appendix A. Please note that in the interest of promptly responding to the Staff, certain estimates for the quarter ended March 31, 2026 have been used in the preparation of the illustrative excerpts in Appendix A as the Company’s first quarter financial books are not yet closed.

To provide the Staff with additional context for the pro forma adjustments for hedged exposures that you will see in the presentation set forth in Appendix A, we have also provided the tables below, which reflect the underlying calculations for the adjustments.

The calculations underlying the adjustment for hedged exposures used in the calculation of core net sales is reflected below on a pro forma basis:

Pro Forma Q1 2026 Core Net Sales Adjustment for Hedged Exposures Calculation
	A	B	C	D = (A/B)- (A/C)	E	D*E
Currency	Core Net Sales Currency Exposure (millions)	Hedge Rate	GAAP Spot Rate	Adjustment for Total Exposure (millions)	Percentage of Total Exposure Hedged	Core Net Sales Adjustment for Hedged Exposures
JPY	¥[***]	¥[***]	¥[***]	$[***]	[***]%	$[***]
KRW	₩[***]	₩[***]	₩[***]	$[***]	[***]%	$[***]
CNY	¥[***]	¥[***]	¥[***]	$[***]	[***]%	$[***]
TWD	NT$[***]	[***]	[***]	$[***]	[***]%	$[***]
EUR	€[***]	€[***]	€[***]	$[***]	[***]%	$[***]
MXN	MXN[***]	[***]	[***]	$[***]	[***]%	$[***]
				$[***]	Total	$[***]

Corning Incorporated	Corning, NY 14831	t 607-974-9000 www.corning.com

Confidential treatment requested by Corning Incorporated

GLW-004

[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. §200.83)

The calculations underlying the adjustment for hedged exposures used in the calculation of core income before income taxes is reflected below on a pro forma basis:

Pro Forma Q1 2026 Core Income Before Income Taxes Adjustment for Hedged Exposures Calculation
	A	B	C	D = (A/B)- (A/C)	E	D*E
Currency	Core Income Before Income Taxes Currency Exposure (millions)	Hedge Rate	GAAP Spot Rate	Adjustment for Total Exposure (millions)	Percentage of Exposure Hedged	Core Income Before Income Taxes Adjustment for Hedged Exposures
JPY	¥[***]	¥[***]	¥[***]	$[***]	[***]%	$[***]
KRW	₩[***]	₩[***]	₩[***]	$[***]	[***]%	$[***]
CNY	¥[***]	¥[***]	¥[***]	$[***]	[***]%	$[***]
TWD	NT$[***]	NT$[***]	NT$[***]	$[***]	[***]%	$[***]
EUR	€[***]	€[***]	€[***]	$[***]	[***]%	$[***]
MXN	MXN[***]	MXN[***]	MXN[***]	$[***]	[***]%	$[***]
				$[***]	Total	$[***]

The adjustment for core income before income taxes is then tax effected and divided by the diluted weighted average shares outstanding to result in the adjustment used for core earnings per share, consistent with the approach used in our prior constant-currency adjustment, which we describe further in our letter dated September 25, 2025.

To provide the Staff with further context in comparing the adjustment for hedged exposures to our prior constant-currency adjustment, below we have presented our pro forma core performances measures for the three months ended March 31, 2026, reflecting (i) the prior constant-currency adjustment and (ii) the new adjustment for hedged exposures.

Three months ended March 31, 2026
	Constant- Currency Adjustment	Adjustment for Hedged Exposures	Impact of Change
Core net sales	$[***]	$[***]	$[***]
Core net income	$[***]	$[***]	$[***]
Core earnings per share	$[***]	$[***]	$[***]

The Company intends to implement the revised presentation on a prospective basis. Out of respect for the Staff’s review process, the Company does not plan to include the revised presentation in a document filed with the SEC or otherwise publicly disclosed until the Staff has had the opportunity to evaluate this response and share any additional feedback or questions it may have.

Corning Incorporated	Corning, NY 14831	t 607-974-9000 www.corning.com

Confidential treatment requested by Corning Incorporated

GLW-005

[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. §200.83)

If the Staff has additional questions or would find it helpful to discuss the revised presentation in more detail, we would be pleased to arrange a follow-up call at the Staff's convenience.

* * * * *

Please direct questions regarding this response to me at (607) 974-5843.

Sincerely,

/s/ Edward A. Schlesinger
Executive Vice President and Chief Financial Officer

cc:	Wendell P. Weeks, Chairman and Chief Executive Officer
Lewis A. Steverson, Vice Chairman, Executive Vice President and Chief Legal &
Administrative Officer
Michaune Tillman, Senior Vice President and General Counsel
Stefan Becker, Senior Vice President, Finance and Corporate Controller
Marco Carducci, PricewaterhouseCoopers LLP
Joel Trotter, Latham & Watkins LLP

Corning Incorporated	Corning, NY 14831	t 607-974-9000 www.corning.com

Confidential treatment requested by Corning Incorporated

GLW-006

[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. §200.83)

Appendix A

Pro-Forma First Quarter 2026 Presentation and Disclosure

CORE PERFORMANCE MEASURES

In managing the Company and assessing our financial performance, we supplement certain measures included in our consolidated financial statements by excluding specific items to arrive at non-GAAP financial measures (our "core performance measures"). Core performance measures include an adjustment for hedged exposures to adjust for the impact of the Company’s foreign currency risk management program with respect to certain foreign currency exchange rate movements. Core performance measures also exclude effects of foreign currency exchange rate movements and items that are non-recurring or otherwise unrelated to the Company's ongoing operations. These measures are intended to supplement, and should not be viewed as a substitute for, the Company's GAAP financial measures.

Management uses core performance measures, together with GAAP financial measures, to evaluate operating performance, make financial and operational decisions, and allocate resources. Management believes that core performance measures, when considered together with the Company's GAAP results, provide investors with useful supplemental information by facilitating a functional view of operating results and providing additional insight into factors and trends affecting the Company's performance.

Items excluded from certain core performance measures include realized and unrealized gains and losses on our undesignated foreign exchange forward or option contracts and cross-currency swaps, which we refer to as our translated earnings contracts, and on the translation of our foreign-denominated debt. Other excluded items include acquisition-related costs, certain discrete tax items and other tax-related adjustments, restructuring, impairment and other charges and credits, certain litigation, regulatory and other legal matters, pension mark-to-market adjustments, and other items that do not reflect the ongoing operating results of the Company.

Effective January 1, 2026, core performance measures also include an adjustment for hedged exposures. Because a significant portion of the Company's revenues and expenses are denominated in currencies other than the U.S. dollar the Company maintains a foreign currency risk management program whereby it hedges its foreign currency exposure to the Japanese yen, South Korean won, Chinese yuan, New Taiwan dollar, Mexican peso and euro. Management utilizes an adjustment for hedged exposures for the Optical Communications, Display, Specialty Materials, Automotive and Life Sciences segments to adjust for the impact of the Company’s foreign currency risk management program with respect to these currencies, as applicable to each segment, which is what we refer to as our “adjustment for hedged exposures.” The most significant adjustment relates to the Japanese yen exposure within the Display segment. Management believes that this adjustment for hedged exposure is useful for analyzing underlying business trends and establishing of operational goals and forecasts by illustrating results aligned with the currency environment established by the Company's foreign currency risk management program.

The adjustment for hedged exposures is calculated by applying our hedge rates (as defined below) to the portion of foreign currency exposure that is hedged by the Company's hedging instruments during the applicable period. These hedging instruments include our translated earnings contracts and non-derivative instruments such as foreign-denominated debt. The identification of hedged exposure is

Corning Incorporated	Corning, NY 14831	t 607-974-9000 www.corning.com

Confidential treatment requested by Corning Incorporated

GLW-007

[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. §200.83)

consistent with the Company’s documented foreign exchange risk management practices. The remaining portion of foreign currency exposure that is not hedged is not adjusted and continues to be reflected at the exchange rates used in the Company's GAAP results during the applicable period. The currency rates used in calculating this adjustment for hedged exposures (our "hedge rates") reflect the weighted average of the contractual exchange rates of the Company's hedging instruments in place for foreign currency exposure for the applicable period. The realized and unrealized gains or losses from our translated earnings contracts and non-derivative instruments are excluded from our core performance measures in our GAAP to core reconciliation because the adjustment for hedged exposures already reflects the underlying currency rates related to these instruments. This ensures that the impact of these items is reflected only once and that there is no double counting between the adjustment for hedged exposures and these items. The adjustment for hedged exposures, when applied to net sales reflects only the impact of foreign currency exchange rate movements on the hedged portion of exposure and does not adjust for changes in our businesses’ pricing, volume, product mix, or other operating factors.

Management believes the adjustment for hedged exposures provides investors with useful supplemental information regarding operating performance that is aligned with the environment established by the Company's foreign currency risk management program while providing transparency regarding the extent to which foreign currency exchange rate movements are mitigated by that program.

Prior to January 1, 2026, we applied an adjustment that utilized long-term management-determined core rates, which were closely aligned with our hedging instruments then in place for foreign currency exposures, which we referred to as the “constant-currency adjustment.” These core rates were applied to all foreign currency exposures during the applicable period, even though we may have been less than 100% hedged.

For a reconciliation of non-GAAP performance measures to their most directly comparable GAAP financial measure, refer to “Reconciliation of Non-GAAP Measures.” For details regarding the specific hedge rates used, refer to the footnotes to the table included in the “Reconciliation of Non-GAAP Measures” section.

With respect to the outlook for future periods, it is not possible to provide reconciliations for these forward-looking non-GAAP measures because management does not forecast the movement of foreign currencies against the U.S. dollar, or other items that do not reflect ongoing operations, nor does it forecast items that have not yet occurred or are out of management’s control. As a result, management is unable to provide outlook information on a GAAP basis.

Reconciliation of Non-GAAP Measures

We utilize certain financial measures and key performance indicators that are not calculated in accordance with GAAP to assess our financial and operating performance. A non-GAAP financial measure is defined as a numerical measure of a company’s financial performance that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the comparable measure calculated and presented in accordance with GAAP in the consolidated statements of income or statements of cash flows, or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure as calculated and presented in accordance with GAAP in the consolidated statements of income or statements of cash flows.

Corning Incorporated	Corning, NY 14831	t 607-974-9000 www.corning.com

Confidential treatment requested by Corning Incorporated

GLW-008

[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. §200.83)

Core net sales, core net income and core earnings per share are non-GAAP financial measures utilized by our management to analyze financial performance taking into consideration the impact of the Company’s foreign currency risk management program with respect to certain foreign currency exchange rate movements and excluding the impact of items that are non-recurring or otherwise unrelated to the Company’s ongoing operations.

Refer to “Items Adjusted from GAAP Measures” for the descriptions of the footnoted reconciling items.

The following tables reconcile our non-GAAP financial measures to their most directly comparable GAAP financial measure (amounts in millions, except percentages and per share amounts):

Three months ended March 31, 2026
	Net sales	Income before income taxes	Net income attributable to Corning Incorporated	Effective tax rate (a)(b)	Per Share
As reported – GAAP*	$[***]	$[***]	$[***]	[***]%	$[***]
Adjustment for hedged exposures (1)	[***]	[***]	[***]		[***]
Translation gain on foreign denominated debt, net (2)
Translated earnings contract gain, net (3)
Acquisition-related costs (4)
Discrete tax items and other tax-related adjustments (5)
Restructuring, impairment and other charges and credits (6)
Litigation, regulatory and other legal matters (7)
Pension mark-to-market adjustment (8)
Loss on investments (9)
Core performance measures	$[***]	$[***]	$[***]	[***]%	$[***]

(a)	Based upon statutory tax rates in the specific jurisdiction for each event.

(b)	The calculation of the effective tax rate for GAAP and Core excludes net income attributable to non-controlling interest of approximately $— million and $— million, respectively.

*[The excerpts herein are intended as illustrative examples and include certain estimates as the Company’s first quarter financial books are not yet closed. For that reason, certain line-item adjustment amounts and related footnotes have not been included here;

Corning Incorporated	Corning, NY 14831	t 607-974-9000 www.corning.com

Confidential treatment requested by Corning Incorporated

GLW-009

[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. §200.83)

however, the calculation, presentation, and footnote disclosure for these items will be complete when included in our prospective public filings.]

Items Adjusted from GAAP Measures

Items adjusted from GAAP measures to arrive at core performance measures are as follows:

(1)	Adjustment for hedged exposures: Effective January 1, 2026, the Company began implementing an adjustment for hedged exposures. Because a significant portion of the Company's revenues and expenses are denominated in currencies other than the U.S. dollar, the Company maintains a foreign currency risk management program whereby it hedges its foreign currency exposure to the Japanese yen, South Korean won, Chinese yuan, New Taiwan dollar, Mexican peso and euro. Management utilizes an adjustment for hedged exposures for the Optical Communications, Display, Specialty Materials, Automotive and Life Sciences segments to adjust for the impact of the Company’s foreign currency risk management program with respect to these currencies, as applicable to each segment. All income statement line items for which we have currency exposure are treated the same for the purposes of calculating the adjustment for hedged exposures. The most significant adjustment relates to Japanese yen exposure within the Display segment, which primarily impacts net sales. Management believes that the adjustment for hedged exposure is useful for analyzing underlying business trends and establishing of operational goals and forecasts by illustrating results aligned with the currency environment established by the Company's foreign currency risk management program.

The table below presents the hedge rates used for the three months ended March 31, 2026 as well as the percentage of exposure hedged for the same period. Percentages are calculated relative to after-tax earnings exposure.

Three months ended March 31, 2026
Currency	Japanese yen	South Korean won	Chinese yuan	New Taiwan dollar	Mexican peso	Euro
Hedge Rate	¥[***]	₩[***]	¥[***]	NT$[***]	MX$[***]	€[***]
Percentage of Exposure Hedged	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%

(2)	Translation of foreign denominated debt, net: Amount reflects the gain or loss on the translation of our yen-denominated and euro-denominated debt to U.S. dollars, net of gains or losses on related derivative instruments.

(3)	Translated earnings contract (gain) loss, net: Amount reflects the impact of the realized and unrealized gains and losses on our derivative instruments used to hedge Japanese yen, South Korean won, Chinese yuan, New Taiwan dollar, Mexican peso and euro foreign currency exposure related to translated earnings.